UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[   ]

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission File No. 1-8796

QUESTAR CORPORATION

EMPLOYEE INVESTMENT PLAN

Questar Corporation

180 East 100 South

P.O. Box 45433

Salt Lake City, Utah 84145-0433

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006.

Commission File Number 1-8796.

A.

The full title of the plan is the Questar Corporation Employee Investment Plan. The address of the plan is the same as that of the issuer named below.

B.

The name of the issuer of the securities held pursuant to the plan and the address of its principal executive office is: Questar Corporation, 180 East 100 South, P.O. Box 45433, Salt Lake City, Utah 84145-0433.

C.

Financial statements and schedules prepared in accordance with the Employee Retirement Income Security Act of 1974 for the fiscal year ended December 31, 2006, are attached as an exhibit to this Form 11-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

QUESTAR CORPORATION

EMPLOYEE BENEFITS COMMITTEE

Date:  June 15, 2007

/s/Keith O. Rattie

Keith O. Rattie, Chairman

Employee Benefits Committee

Financial Statements and

Supplemental Schedule

Questar Corporation

Employee Investment Plan

As of December 31, 2006 and 2005 and for the year ended December 31, 2006 with Report of Independent Registered Public Accounting Firm

Questar Corporation

Employee Investment Plan

Financial Statements and

Supplemental Schedule

As of December 31, 2006 and 2005 and for the year ended December 31, 2006

Contents

Page

Report of Independent Registered Public Accounting Firm

1

Audited Financial Statements

Statements of Net Assets Available for Benefits

2

Statement of Changes in Net Assets Available for Benefits

3

Notes accompanying the financial statements

4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

8

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of Questar Corporation Employee Investment Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Salt Lake City, Utah

June 5, 2007

Questar Employee Investment Plan 11-K

Questar Corporation

Employee Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets
Investments at fair value
Questar Corporation common stock	$270,147,448	$282,840,635
Registered investment companies	120,815,628	80,419,384
Collective trust funds	33,644,448	26,632,031
Collective trust funds - fully benefit-responsive investment contracts	41,042,744	27,123,613
Loans receivable from employees	7,988,297	8,039,987
	473,638,565	425,055,650

Contributions receivable from Questar Corporation	386,000	387,586
Dividends and earnings receivable	116,904	954,528
Other receivable		12,962
Pending trades	154,585
	474,296,054	426,410,726
Liabilities
Pending trades		26,623
Net assets available for benefits at fair value	474,296,054	426,384,103
Adjustment from fair value to contract value for investments in collective
trust funds, related to fully benefit-responsive investment contracts	582,757	385,122
Net assets available for benefits	$474,878,811	$426,769,225

See notes accompanying the financial statements

Questar Employee Investment Plan 11-K

Questar Corporation

Employee Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006
Additions
Investment income:
Dividends and earnings	$ 5,414,929
Interest income from employee loans	530,173
Net realized and unrealized appreciation
in fair value of investments	43,438,231
49,383,333
Contributions:
Participants	11,370,611
Employer	6,723,076
Rollover	680,479
Total contributions	18,774,166
Total additions	68,157,499

Deductions
Distributions	19,855,304
Trustee and redemption fees	192,609
Total deductions	20,047,913

Net increase	48,109,586
Net assets available for benefits at
beginning of year	426,769,225
Net assets available for benefits at end of year	$474,878,811

See notes accompanying the financial statements

Questar Employee Investment Plan 11-K

Questar Corporation

Employee Investment Plan

Notes accompanying the financial statements

1.  Description of the Plan

The following description of the Questar Corporation Employee Investment Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan for eligible employees of Questar Corporation and certain of its subsidiaries (Questar). The Plan is subject to the provisions of Section 401(a) of the Internal Revenue Code (the Code) and of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan also qualifies as an employee stock ownership plan (ESOP) as defined in Section 4975(e)(7) of the Code. The record keeper and trustee for the Plan is Wells Fargo Bank, N.A. (Wells Fargo). As of May 15, 2007, Questar’s Employee Benefits Committee is the Plan Administrator. In 2006, the Plan Administrator was the Employee Investment Plan Committee.

There is no service requirement for an employee of a participating employer to participate in the Plan, however, prior to 2006, temporary and part-time employees who were scheduled to work less than 1,000 hours per year were not eligible to participate. Beginning in 2006, only those employees classified as human resource pool employees are ineligible to participate. New employees are automatically enrolled at a 3% contribution rate unless they make a timely election to change the contribution rate or not to participate. Prior to January 1, 2007 the contributions from the automatic enrollment were invested in the Wells Fargo Stable Return Fund (Stable Return Fund). Beginning in 2007 they are invested in the MFS Total Return Fund. Employees can contribute up to the maximum 401(k) contribution, plus any catch-up contribution, if they are eligible. The 401(k) contribution limit for 2006 and 2005 was $15,000 and $14,000, respectively. The catch-up maximum contribution limit for each year was $5,000 and $4,000, respectively, for participants that turned age 50 or older during the Plan year.

Plan participants are able to transfer prior contributions up to three times per calendar month for employee contribution amounts and up to three times per calendar month for employer contribution amounts. For those participants employed by a participating employer that is a subsidiary of Questar Market Resources, Inc., beginning January 1, 2007 the overall employer matching contribution is 100% on up to 6% of their eligible compensation contributed to the Plan when made each pay period during the entire year. All other participants receive overall employer matching contributions on up to 6% of their eligible compensation contributed when made each pay period during the entire year at the following percentages: 100% on the first 3% and 60% on the next 3% of eligible contributions. Participants direct the investment of the employer matching contributions to any of the funds available in the Plan. Some of the individual funds charge redemption fees to individual participants in order to recover the costs associated with short-term investor trading. Some of the individual funds have introduced purchase-blocking policies so that when a participant transfers or realigns out of the fund, a purchase block goes into effect and the participant must wait a specified number of calendar days before transferring or realigning back into the same fund.

The Plan provides an additional $200 annual employer non-matching contribution to the Questar Stock Fund at the end of the Plan year to each qualifying employee of participating employers. Prior to 2006 eligible employees must have worked a minimum of 1,000 hours during the Plan year and have been an eligible employee continuously from the first day through the last day of the Plan year. Beginning in 2006, eligible employees are no longer required to work a minimum number of hours during the Plan year to receive the contribution. Eligible employees do not have to otherwise participate in the Plan.

Plan participants may borrow up to 50% of the value of their vested account balance, not to exceed $50,000, with a minimum loan amount of $1,000. The interest rate is fixed for the life of the loan at the prime rate plus one percent, and is set at the time the loan is made. Participants can elect loan repayment terms up to five years (ten years if the loan is to purchase or build a primary residence) and repayment is by payroll deduction. Upon employment termination, a participant can either elect to repay the loan or treat the remaining loan balance as a taxable distribution.

Plan participants are allowed two outstanding loans (one residential and one general purpose). Loan applications are processed every business day, and participants are charged a loan-processing fee of $50 per loan, paid from loan proceeds.

Questar Employee Investment Plan 11-K

Upon retirement, death, resignation, or other termination, a Plan participant’s account (to the extent it has vested) becomes distributable as a lump sum. Plan participants are allowed to directly rollover Plan distributions into individual retirement accounts or other qualified plans, if the participant so elects. Distributions are made in cash from the investment funds and in whole shares of Questar common stock (fractional shares are paid in cash). If a participant whose account balance is less than $1,000 fails to make a distribution election, the account balance will be distributed to the participant as soon as possible, but not earlier than 60 days after the date on which such participant is advised of the termination election choices. If a participant whose account balance is between $1,000 and $5,000 fails to make a distribution election, the account balance will be rolled over to an Individual Retirement Account set up for the participant. If the account balance is greater than $5,000, the participant may elect to leave the account balance in the Plan until April 1 of the calendar year after the participant reaches age 70 ½, at which point a distribution must be made. If the participant dies prior to a distribution, the account balance will be distributed within five years after the participant’s death unless the beneficiary is the participant’s surviving spouse, in which case the beneficiary may elect to delay the distribution until the participant would have attained age 70 ½.

A Plan participant may also elect hardship withdrawals, as defined in the Plan, in certain cases of financial need after all loan capacity has been exhausted. The Plan Document of the Questar Employee Investment Plan explains the rules for withdrawing Questar shares and funds from participants' accounts, including distributions upon termination of employment, disability or death.

The Plan is subject to the diversification requirements imposed on ESOPs by the Tax Reform Act of 1986, and meets these requirements by allowing qualified participants to receive a diversification distribution of qualified shares of Questar stock. The shares that qualify for diversification are limited to the shares of Questar stock credited to accounts on or before December 31, 2002. In accordance with the Plan transfer rules, participants also have the opportunity to transfer out of the Questar Stock Fund and into any other investment option offered by the Plan.

Participants are always fully vested in all shares and funds purchased with their employee contributions and earnings thereon. Employees must have one year of service (as defined in the Plan) before any employer contributions are vested. Forfeited balances of terminated participants’ non-vested accounts are used to offset future employer contributions. Amounts forfeited during 2006 were not material. No Plan amendment or termination can reduce employees’ interests in their accounts as of the date of the amendment or termination.

Legal, accounting, other administrative expenses (except commissions, collective trust fund management fees, redemption fees, and administrative fees included in the net asset valuations for the registered investment companies) and a portion of the trustee fees have been paid by Questar. Participants are required to pay some administrative fees directly, such as the $50 loan processing fee. The trustee fees of $192,609 listed on the Statement of Changes in Net Assets Available for Benefits were all paid by the participants and consisted of loan processing fees, redemption fees, and collective trust fund management fees.

2.  Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s administrator to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from the estimates.

Investment Valuation and Income Recognition

Investment in Questar common stock is stated at current value, based on the closing market price on the last business day of the year as reported on the New York Stock Exchange. Registered investment company investments are valued at published market prices, which represent the net asset value of shares held by the Plan at year-end. The fair value of participation units in the collective trust funds are based on the quoted market price of the underlying securities and the number of units owned by the Plan at year-end. Participation units in the Stable Return Fund are valued at a unit price determined by the portfolio’s sponsor based on the fair value of the underlying assets held by the portfolio. Participant loans are valued at their outstanding balances, which approximates fair value. Purchases and sales of securities are recorded at their trade-date value. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The Questar Stock Fund holds shares of Questar common stock and maintains a cash reserve. It uses unitized-value accounting under which the market value of the shares plus the cash reserve are converted to equivalent units for the fund. As a result, the equivalent unit value will be different than the underlying stock price.

Questar Employee Investment Plan 11-K

Dividends

Plan participants can elect to receive cash dividends paid on shares of Questar stock held in their accounts. If no election is made, dividends are reinvested to purchase additional shares of Questar common stock. Currently reinvested dividend-shares are purchased through the Questar Corporation Dividend Reinvestment and Stock Purchase Plan at market value. Any shares purchased with dividends vest immediately, even if the participant does not yet have a vested right to the underlying shares.

Distributions

Distributions are recorded at closing market prices on the distribution date. Differences between cost and current value at the time of distribution are included in the financial statements as realized gains or losses.

Fully Benefit-Responsive Investment Contracts

In December 2005, the Financial Accounting Standards Board  issued Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans . The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined-contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As described in the FSP, fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through participation in the Stable Return Fund ,a common collective trust fund. As required by the FSP, investments in the accompanying statements of net assets available for benefits presents the fair value of the Stable Return Fund as well as the adjustment of the portion of the Stable Return Fund related to fully-benefit-responsive investment contracts from fair value to contract value. The requirements of the FSP have been applied retroactively to the statement of net assets available for benefits as of December 31, 2005 presented for comparative purposes.

3.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 8, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the Code, and therefore, believes that the Plan as amended and restated is qualified and that the related trust is exempt from taxation.

4.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Questar Employee Investment Plan 11-K

5.  Investments

The Plan’s investments appreciated in fair value during 2006 as follows:

Net realized and unrealized appreciation in fair value of investments
Questar Corporation common stock	$27,712,205
Shares of registered investment companies	10,475,232
Collective trust funds	5,250,794
$43,438,231

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2006	2005
Questar Corporation common stock	$270,147,448	$282,840,635
Wells Fargo Stable Return Fund	41,625,501	27,508,735

6.  Party-in-Interest Transactions

During 2006, the Plan received dividends of $3,024,960 on shares of Questar common stock held in the Plan. Purchases and in-kind contributions of Questar common stock amounted to $4,482,409, and transactions involving sales and distributions of Questar common stock were $44,887,801 during 2006.

7.  Reconciliation Between Financial Statements and Form 5500

A reconciliation of net assets available for benefits per the financial statements at December 31, 2006 to Form 5500 follows:

December 31,
2006
Net assets available for benefits per the financial statements	$474,878,811
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by common collective trust funds	(582,757)
Net assets available for benefits per the Form 5500	$474,296,054

A reconciliation of net investment income per the financial statements for the year ended December 31, 2006, to Form 5500 follows:

Year Ended December 31, 2006
Net investment income per the financial statements	$49,383,333
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by common collective trust funds	(582,757)
Net investment income per Form 5500	$48,800,576

Questar Employee Investment Plan 11-K

EIN 87-0407509

PLAN #002

		Questar Corporation Employee Investment Plan Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2006
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Common Stock:
*	Questar Corporation	3,252,829 shares of common stock	[1]	$270,147,448
	Registered Investment Companies, Collective Trust Funds, and Money Market Funds:
	American Funds	The Growth Fund of America, 528,295 units	[1]	17,254,103
	Barclays	U.S. Equity Market Index Fund, 102,501 units	[1]	3,912,476
	Baron	Small Cap Fund, 481,312 units	[1]	10,988,364
	Fidelity	Advisor Diversified International Fund, 832,130 units	[1]	18,955,930
	Fidelity	Advisor Mid Cap Fund, 428,767 units	[1]	10,577,691
	Goldman Sachs	High-Yield Fund, 575,411 units	[1]	4,672,337
	MFS	Total Return Fund, 995,129 units	[1]	16,101,187
	PIMCO	Total Return Fund, 1,206,479 units	[1]	12,523,248
	Van Kampen	Comstock Fund, 890,400 units	[1]	17,140,205
	Vanguard	REIT Index Fund, 115,461 units	[1]	12,602,564
*	Wells Fargo	S&P 500 Index Fund, 506,912 units	[1]	23,064,489
*	Wells Fargo	Short-term Investment Money Market Fund	[1]	6,667,482
*	Wells Fargo	Stable Return Fund, 1,019,583 units	[1]	41,625,501
*	Participant loans	Interest rates range from 5.00% to 10.50% maturing through 2016		7,988,297
	Total			$474,221,322

1  Investments are participant-directed, thus cost information is not applicable.

*  Indicates party-in-interest to the Plan.

Questar Employee Investment Plan 11-K

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-89486) pertaining to the Questar Corporation Employee Investment Plan of our report dated June 5, 2007, with respect to the financial statements and schedules of the Questar Corporation Employee Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

/s/ Ernst & Young LLP

Salt Lake City, Utah

June 14, 2007

Questar Employee Investment Plan 11-K